SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

January 29, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

January 29, 2020

Company: LINE Corporation

Representative: Takeshi Idezawa, CEO

Stock Code: 3938 (First section of the Tokyo Stock Exchange)

Notice Regarding Recognition of Loss on Valuation of Stocks of Subsidiaries and Affiliates and

Cost Arisen from Cancellation of System Development

LINE Corporation (hereinafter “LINE”) announces that it has recognized a loss on valuation of stocks of subsidiaries and affiliates in the separate financial statements as well as a cost arisen from the cancellation of a system development project in the consolidated financial results for the fiscal year ended December 31, 2019, respectively.

1.	Recognition of loss on valuation of stocks of subsidiaries and affiliates

LINE has recognized a loss on valuation of stocks of subsidiaries and affiliates in the separate financial results for the fiscal year ended December 31, 2019 as below, since the valuation of these stocks has been significantly decreased:

Loss on valuation of stocks of subsidiaries and affiliates	JPY 8,779 million

2.	Recognition of cost arisen from cancellation of system development in other operating expenses

The LINE Group has been in negotiations over the burden of cost incurred for a cancelled system development project. Against this backdrop, the LINE Group has recognized a cost in the consolidated financial results for the fiscal year 2019 as below:

Cost arisen from cancellation of system development (Other operating expenses)	JPY 1,655 million

3.	Impacts on the financial results

Out of the aforementioned loss on valuation of stocks of subsidiaries and affiliates, JPY 8,129 million is eliminated or adjusted in consolidation and therefore has no impact on the consolidated financial results. Furthermore, the aforementioned cost is incorporated into the “Summary of Consolidated Financial Results for the Fiscal Year Ended December 31, 2019”, published as of today.